FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

CHAI-NA-TA CORP.

5965 205A STREET, LANGLEY, BRITISH COLUMBIA, CANADA V3A 8C4

(Address of principal executive offices)

Attachments:

1.    News Release dated June 27, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

(Registrant)

Date: June 27, 2003

By:

“Wilman Wong”

Name

Its:

Chief Financial Officer/Corporate Secretary

(Title)

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Expects Second Quarter 2003 Profit Despite Write-off

LANGLEY, BRITISH COLUMBIA – June 27, 2003 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”) today announced that it will report a profit in the second quarter ending June 30, 2003, despite a $1 million write-off due to crop losses.

An unusually late frost at one of the Company’s farms in British Columbia severely damaged 57 acres of ginseng plants, or just less than 20% of the anticipated 2004 harvest. The surviving plants represent insufficient return on investment to warrant ongoing cultivation.

“While unfortunate, the frost underscores the merits of our strategy to balance our farming operations between British Columbia and Ontario, thereby reducing vulnerability to regional weather patterns,” said William Zen, Chai-Na-Ta’s Chairman and Chief Executive Officer. “Notwithstanding the non-cash write-off, our business was strong in the second quarter. We remain confident that Chai-Na-Ta’s net earnings will increase year over year in 2003 and that the Company will be profitable on an operating earnings basis.

“Moreover, we do not expect the crop losses to affect Chai-Na-Ta’s prospects for continuing improvements in financial performance in 2004 and beyond. We remain the world’s largest grower of North American ginseng, with 1,284 acres under cultivation. Although industry-wide frost damage in recent years will limit the amount of root for sale in 2004, we anticipate a compensatory rise in prices,” Mr. Zen said.

Chai-Na-Ta’s second quarter financial results are scheduled to be released in mid-August, 2003.

Chai-Na-Ta Corp., based in Langley, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed extract powder for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 533-8883 or (Toll Free) 1-800-406-7668

(604) 533-8891  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com